

April 21, 2015

Via E-mail
Mr. Weston Hicks
President, Director and Principal Executive Officer
Alleghany Corporation
7 Times Square Tower
New York, NY 10036

Re: Alleghany Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 24, 2015
File No. 001-09371

Dear Mr. Hicks:

We have reviewed the above filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Principles
(c) Fair Value, page 121

1. Refer to your disclosure of debt securities herein and in Note 3. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of debt securities by "major security types" and "classes." In this regard, please tell us why you did not further disaggregate your municipal bonds. Your disclosure on page 108 suggests that further disaggregation may be necessary.

2. Please provide us, for each "class" of Level 2 and Level 3 debt securities (see comment 1 above), the valuation technique(s) and inputs used in your fair value measurements. Refer to ASC 820-10-50-2bbb.

(j) Income Taxes, page 125

3. You indicate that your consolidated federal income tax return includes as part of its taxable income those items of income of non-U.S. subsidiaries that are subject to U.S. income tax currently. Please tell us what you mean by "those items of income of non-U.S. subsidiaries…" and explain to us your tax structure.

Note 9. Income Taxes, page 148

4. It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes. Also provide us proposed disclosure to be included in future periodic reports disclosing the domestic and foreign components of earnings before income taxes as required by Rule 4-08(h)(1)(i) of Regulation S-X.

5. Please tell us if you consider your undistributed earnings of foreign subsidiaries to be indefinitely reinvested. If so, please provide us proposed disclosure to be included in future periodic reports of that intention, and to either disclose the amount of the unrecognized deferred tax liability for the temporary differences or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Sasha Parikh at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant